April 3, 2013

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ivy High Income Opportunities Fund (333-186489; 811-22800)

(formerly, the Ivy Credit Opportunities Fund)

Dear Ms. Cole:

    This letter responds to the comments contained in your letter dated March 7, 2013 regarding the registration statement on Form N-2 (the “Registration Statement”), filed on February 6, 2013 with respect to common shares of Ivy High Income Opportunities Fund (formerly, the Ivy Credit Opportunities Fund) (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following.

    Enclosed for your convenience is a copy of Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Amendment No. 1”), which was filed with the Securities and Exchange Commission on the date of this letter and is marked to show changes from the Registration Statement as originally filed. For purposes of these responses, terms not defined herein shall have the meaning provided in Amendment No. 1.

GENERAL

1. Comment: Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

    Response: The comments discussed below have been incorporated throughout the document, as applicable.

2. Comment: Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

    Response: The Fund acknowledges that the Staff may have further comments.

Securities and Exchange Commission

April 3, 2013

PROSPECTUS

3. Comment: Cover—The disclosure states that the “notional value of the Fund’s investments in derivatives will be included under the 80% policy…” It is the staff’s position that only the market value of the derivative instrument may be used for purposes of meeting the 80% policy.

    Response: The Fund revised Amendment No. 1 to note that the Fund will consider the market value (and not the notional value) of derivative instruments for purposes of the Fund’s 80% policy.

    For the information of the Staff, the Fund has retained the 80% investment policy and 60 days’ notice requirement even though the Fund does not interpret Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to require the Fund to adopt a policy pursuant to the Rule. Since the Fund’s name was changed to Ivy High Income Opportunities Fund, the Fund’s name suggests an investment strategy rather than a type of investment. See “Frequently Asked Questions About Rule 35d-1,” Question 9.

4. Comment: Cover—The disclosure states that the “Fund’s use of effective leverage will not comprise more than 25% of its Managed Assets.” In your response, please explain this 25% limitation is applied. For example, is the 25% figure obtained using the notional value of the instruments providing the “effective leverage?” Depending on the response to this comment, we may have additional comments. In addition, please disclose whether there are limits to the Fund’s investments in other derivatives instruments than those providing “effective leverage.”

    Response: For the information of the Staff, the Fund will consider the notional value of a derivative instrument for purposes of determining that effective leverage is not more than 25% of the Fund’s Managed Assets.

5. Comment: Summary—Regulatory Risk—The disclosure in the second paragraph is confusing. The last sentence appears to conflict with the first sentence in that it states that the CFTC has regulatory jurisdiction over transactions involving security-based swap agreements, while the earlier sentence states that “all swaps and security-based swaps are subject to CFTC and SEC jurisdiction, respectively,” which seems to imply that the SEC has jurisdiction over security-based swaps. Please clarify the disclosure.

    Response: The Fund revised the second paragraph of “Summary—Regulatory Risk” to read:

The Dodd-Frank Act requires the SEC and the Commodity Futures Trading Commission (“CFTC”) to establish regulations with respect to security-based swaps (e.g., derivatives based on a single security or

Securities and Exchange Commission

April 3, 2013

narrow-based index) and swaps (e.g., derivatives based on a broad-based index or commodity), respectively, and the markets in which these instruments trade. Generally, all futures and swaps (other than security-based swaps) will continue to be regulated by the CFTC. All security-based swaps will be regulated by the SEC. Security-based swap agreements, which include swaps on a broad-based securities index, also will be subject to the SEC’s anti-fraud, anti-manipulation and insider trading jurisdiction. However, securities futures, which are futures on a single equity security or a narrow-based securities index, and mixed swaps, which have elements of both a swap and a security-based swap, are subject to joint CFTC-SEC jurisdiction.

6. Comment: Summary—Equities and Equity-related Securities—The prospectus states that the Fund may invest up to 20% of its Managed Assets in equities and equity-related securities. Please further disclose the Fund’s strategy for selecting equity securities.

    Response: The Fund has revised the disclosure regarding equity securities to state that it may invest in or hold common stock, preferred stock, convertible securities and other equity securities or warrants incidental to the purchase or ownership of a fixed income instrument or in connection with a reorganization of an issuer (emphasis added).

7. Comment: Distributions—The prospectus states, “Certain of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes.” Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

•

Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

    Response: The Fund added the following disclosure to the end of the first paragraph under “Summary—Distributions” and “Distributions:”

Shareholders who periodically receive the payment of a dividend or other distribution that may in part consist of a return of capital may be under the impression that the entire distribution consists of net profits when it does not, and should not assume the source of a distribution from the Fund is net profits.

Securities and Exchange Commission

April 3, 2013

    For the information of the Staff, the Fund intends to report a distribution yield. The Fund will comply with the requirements above when reporting a distribution yield.

8. Comment: Summary of Fund Expenses—In your response, please explain whether acquired fund fees and expenses are included in “Other Expenses.”

    Response: For the information of the Staff, the Fund confirms that the “Summary of Fund Expenses” section complies with the requirements of Form N-2 with respect to acquired fund fees and expenses. While the Fund retains the ability to invest in other investment companies, the Fund’s initial portfolio is not expected to contain securities of other investment companies.

9. Comment: Summary of Fund Expenses—Footnote 4 states, “Represents estimated interest costs of [    ]% associated with the Fund’s bank borrowings.” Please explain to the staff whether such numbers are based on leverage bank borrowings in an amount equal to 33 1/3% of Managed Assets.

    Response: For the information of the Staff and as disclosed in Amendment No. 1, the Summary of Fund Expenses section is calculated based on initial bank borrowings through one or more credit facilities (including prime brokerage facilities) in an amount equal to 33 1/3% of its Managed Assets.

10. Comment: Portfolio Composition—Total Return Swaps—The disclosure states that “the total return swap will be treated as a fixed income corporate credit investment for purposes of the Fund’s investment strategy to invest at least 80% of its Managed Assets in such investments.” Please clarify the disclosure by stating that the market value of the total return swaps will be used for purposes of calculating the Fund’s investments in corporate credit instruments.

    Response: As noted in the Fund’s response to #3, Amendment No. 1 notes that the Fund will consider the market value (and not the notional value) of derivative instruments for purposes of the Fund’s 80% policy. With respect to the Staff’s comment above, the Fund revised the total return swaps descriptions for other reasons and the description no longer references the Fund’s 80% policy. The discussion of derivatives in the Fund’s prospectus does include total return swaps and the discussion does note that market value of derivative instruments will be considered for purposes of the Fund’s 80% policy.

11. Comment: Portfolio Composition—Credit Default Swaps—Please confirm to the staff that the Fund will set aside liquid assets to cover the full notional value of credit default swaps written by the Fund. In addition, please advise the staff how the Fund will cover credit-linked notes.

Securities and Exchange Commission

April 3, 2013

     Response: For the information of the Staff, the Fund intends to cover the full notional value of credit default swaps written by the Fund using methods currently, or in the future, permitted under the 1940 Act, the rules and regulations thereunder, orders issued by the SEC thereunder, or interpretations of the Staff. The Fund does not believe that a credit-linked note is a type of derivative that creates a senior security. As such, the Fund does not believe it is required to cover credit-linked notes.

12. Comment: Investment Policies—Segregation and Cover Requirements—With respect to the Fund’s obligation to segregate liquid assets to cover obligations under total return swaps, please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could affect the manner in which the Fund operates, if it does intend to invest in such derivatives contracts.

Response: The Fund is aware of the regulatory environment and acknowledges the Staff’s comment.

13. Comment: Leverage—The second paragraph states that the Fund may incur effective leverage through derivative instruments including total return swaps, credit default swaps “or other derivative transactions.” Please provide a definitive list of the types of derivative transactions contemplated.

     Response: The Fund confirms the accuracy of Amendment No. 1 with respect to the comment above. The present intention is to limit effective leverage through total return swaps and credit default swaps. As the Staff implied in Comment No. 12 above, the derivatives landscape is a constantly changing landscape. In accordance with the Adviser’s fiduciary duty to the Fund, the Adviser desires to retain flexibility to manage the Fund’s portfolio with products and techniques, as such become available, and in response to market conditions and the regulatory environment.

14. Comment: Leverage—The twelfth paragraph states that the “Fund intends to manage certain of its derivative positions by maintaining an amount of cash or liquid securities in a segregated account equal to the face value of those positions.” In your response, please explain the meaning of “face value.”

     Response: The Fund revised the references above from face value to notional value.

15. Comment: Derivatives Risk—Please disclose if there is any limit on the amount of Fund assets that may be invested with any one counterparty.

Securities and Exchange Commission

April 3, 2013

    Response: For the information of the Staff, the Fund does not have a stated limitation regarding the level of counterparty risk with any particular counterparty. As noted in Amendment No. 1, the Adviser is responsible for assessing a counterparty’s ability to perform under a derivative contract. As with the other instruments in the Fund’s portfolio, the Fund will rely upon the Adviser’s discretion in assessing a counterparty’s credit risk. The Adviser is required to manage the Fund’s portfolio in compliance with the Investment Advisers Act of 1940, as amended, the 1940 Act, the rules and regulations thereunder, orders issued by the SEC thereunder, or interpretations of the Staff.

16. Comment: Investment Advisory Agreement—The prospectus states, “The Fund has agreed to pay the Adviser a management fee at an annual rate equal to [    ]% of the average daily value of the Fund’s Managed Assets.” (Emphasis added.) Page 2 states, “Managed Assets” means the Fund’s net assets plus any borrowing for investment purposes, including effective leverage (as defined below) and structural leverage (as defined below).” (Emphasis added.) Page 4 states, “The Fund also may incur leverage through derivative instruments including total return swaps, securities lending arrangements, credit default swaps or other derivative transactions (collectively, “effective leverage”).” (Emphasis added.) Page 4 states, “Although the Fund has no current intention to do so, it also may issue preferred shares, debt securities or commercial paper, or enter into similar transactions to add leverage to its portfolio (collectively, together with borrowing money, “structural leverage”).” (Emphasis added.)

The Fund’s use of such a broad definition of managed assets for purposes of determining the management fee appears to be novel. For purposes of calculating the Management Fee, under what conditions will “Managed Total Assets” ever exceed the 33 1/3% test? Will management fees ever exceed the percentage stated in the fee table because of “covered” securities, and if so, is there an upper limit? If the Fund enters into offsetting transactions or owns positions covering its obligations, the leveraging effect is expected to be minimized or eliminated. Will such transactions have any effect on the management fee? We also believe that using such proposed approach raises certain other investor protection-related concerns. For example, will investors understand the mechanics, consequences and novel nature of how the management fees are calculated? Also, does the adviser have an incentive to manage the Fund differently because of the fee calculation method? Please provide to the staff a copy or draft of the management agreement. As you know, Section 15 of the Investment Company Act of 1940 provides that the management contract must precisely describe all compensation to be paid. The prospectus should also precisely describe the management fee, including listing each type of applicable form of leverage. We may have further comments.

    Response: The Fund revised the disclosure relating to the Adviser’s fee rate to address the Staff’s concerns. As provided in Amendment No. 1, the Fund has agreed to pay the Adviser a management fee at an annual rate equal to 1.00% of the average daily value of the Fund’s Managed Assets. The meaning of Managed Assets was changed to the following: “Managed Assets” means the Fund’s total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities other than the aggregate indebtedness entered into for purposes of leverage.”

Securities and Exchange Commission

April 3, 2013

*   *   *   *   *

    We believe that this information responds to all of your comments. If you should require additional information, please call Alan Goldberg at (312) 807-4227 or Corey L. Zarse at (312) 807-4354.

Very truly yours,

/s/ Alan Goldberg
Alan Goldberg

Enclosures

Copies (w/encl.) to:

Philip A. Shipp, Esq.

Clifford R. Cone, Esq.